                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934
                                        *

                                T/R SYSTEMS, INC.
                                (Name of Issuer)



                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   87263U 10 2
                                 (CUSIP Number)


                                January 31, 2000
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ X ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         -----------------
CUSIP No. 87263U 10 2                  13G                    Page 2 of 6 Pages
---------------------                                         -----------------


-------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           David F. Bellet
-------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [  ]

                                                                      (b) [  ]
-------------------------------------------------------------------------------
 3         SEC USE ONLY

-------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     50,148
         NUMBER OF           --------------------------------------------------
          SHARES             6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    600,355
           EACH              --------------------------------------------------
         REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON
           WITH                      50,148
                             --------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     600,355
-------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,355
-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
           Not applicable.
-------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
-------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP No. 87263U 10 2                  13G                    Page 3 of 6 Pages
---------------------                                         -----------------


Item 1(a).  Name of Issuer:

                  T/R Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  1300 Oakbrook Drive
                  Norcross, Georgia   30093

Item 2(a).  Name of Person Filing:

                  David F. Bellet

Item 2(b).  Address of Principal Business Office, or, if none, Residence:

                  The Lincoln Building
                  60 East 42nd Street, Suite 3405
                  New York, New York  10165

Item 2(c).  Citizenship:

                  United States of America

Item 2(d).  Title of Class of Securities:

                  Common Stock, $0.01 Par Value Per Share

Item 2(e).  CUSIP Number:

                  87263U 10 2
Item 3.

Not applicable; this statement is not being filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Item 4.  Ownership:

                  (a)      Amount Beneficially Owned:  650,503

                           Such amount includes 151,913 shares and 48,484 shares held by funds, the administrator of which Mr. Bellet is the chairman; 197,171 shares, 94,000 shares and 102,727 shares held by entities, the general partners of which Mr. Bellet is the general partner; and 6,060 shares held by an entity of which Mr. Bellet is a managing

---------------------                                         -----------------
CUSIP No. 87263U 10 2                  13G                    Page 4 of 6 Pages
---------------------                                         -----------------


                           partner. In such capacities, Mr. Bellet may be deemed the beneficial owner of all shares beneficially owned by such entities, an aggregate of 570,355 shares, in addition to the 50,148 shares owned directly by Mr. Bellet.

                  (b)      Percent of Class:  5.6%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    50,148

                           (ii)     shared power to vote or to direct the vote:
                                    600,355

                           (iii) sole power to dispose or to direct the disposition of: 50,148

                           (iv) shared power to dispose or to direct the disposition of: 600,355


Item 5.  Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.  Notice of Dissolution of Group:

                  Not applicable.

---------------------                                         -----------------
CUSIP No. 87263U 10 2                  13G                    Page 5 of 6 Pages
---------------------                                         -----------------


Item 10.  Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                         -----------------
CUSIP No. 87263U 10 2                  13G                    Page 6 of 6 Pages
---------------------                                         -----------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2000

                                            /s/ David F. Bellet
                                         -------------------------------------
                                         David F. Bellet